UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 31, 2006

PATNI COMPUTER SYSTEMS LIMITED

Akruti Softech Park , MIDC Cross Road No 21,
Andheri (E) , Mumbai - 400 093, India

(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

Press Release

Patni’s Q2 2006 Revenues up 32% at
US$ 143.0 million (Rs. 6,560.7 million)

Mumbai, 31 July 2006: Patni Computer Systems Limited (Patni) today announced its financial results for the second quarter ended 30 June 2006.

Performance Highlights

Important note:

Prior years’ tax review by IRS and review by Department of Labor of Patni’s US operations has resulted in additional provisions leading to an increase in gross profit and operating income by approx. US$ 7.0 million and decrease in net income by US$ 19.9 million. Variations in Patni’s Q2 2006 financial performance as a result of these reviews have been referred to as ‘additional provisions’ in this press release.

Sequential Quarter Review (Q2 2006 v/s. Q1 2006):

•                  Revenues increased by 10.2% to US$ 143.03 million (Rs. 6,560.66 million) from US$ 129.85 million (Rs. 5,775.53 million).

•                  Gross Profit at US$ 53.69 million (Rs. 2,462.65 million) compared to US$ 46.09 million (Rs. 2,050.08 million). Gross Profit adjusted for additional provisions at approx. US$ 46.6 million.

•                  Operating income at US$ 24.21 million (Rs. 1,110.72 million) compared to US$ 17.65 million (Rs. 784.97 million). Operating Income adjusted for additional provisions at approx. US$ 17.1 million.

•                  Net income at (-) US$ 3.21 million ((-) Rs. 146.96 million) from US$ 14.44 million (Rs. 642.48 million). Net Income adjusted for additional provisions at US$ 16.7 million.

Corresponding Quarter Review (Q2 2006 v/s. Q2 2005):

•                  Revenues increased by 31.6% to US$ 143.03 million (Rs. 6,560.66 million) from US$ 108.72 million (Rs. 4,730.23 million).

•                  Gross Profit at US$ 53.69 million (Rs. 2,462.65 million) from US$ 37.34 million (Rs. 1,624.74 million).

•                  Operating income at US$ 24.21 million (Rs. 1,110.72 million) compared to US$ 15.23 million (Rs. 662.77 million).

•                  Net income was at (-) US$ 3.21 million ((-) Rs. 146.96 million) compared to US$ 14.28 million (Rs. 621.46 million)

Business Analysis - sequential quarter perspective

•                  Revenue contribution from GE reduced to 14.5% in Q2 2006 from 16.5% in Q1 2006 and from 23.0% in Q2 2005. Revenues from clients other than GE were sequentially higher by 12.8% in Q1 2006.

•                  Strong growth achieved across most vertical/technology segments including double digit sequential expansion in manufacturing, telecom and ISV practices.

•                  Non-US regions grew 22.8% sequentially with key growth drivers being Europe, Asia Pacific and Rest of the World.

•                  Patni’s revenue growth was driven by volume growth of 7.2%, and price increase of about 2.5%.

Key Corporate Developments in Q2 2006:

•                  Top management appointments - Mrinal Sattawala and Surjeet Singh* elevated to the respective positions of COO and CFO.

•                  Acquired ZAiQ Technologies, a US-based design and verification company, for ASIC design capabilities and to strengthen existing verification and validation practice.

•                  Launched LegacyX solution framework to help insurers implement their legacy renewal strategy.

•                  Strategic alliances announced with Clear Technology, Inc. in the insurance and financial services solutions space and Eagle Investment Systems in the investment management space.

* W.e.f. 14th August 2006

Future Outlook:

•                  Q3 2006 revenues expected to grow by 4.5-5% and net income expected to be in the range of US$ 18-18.2 million excluding foreign exchange gain/loss and taking the operations at a constant dollar value of Rs. 45.48 per US$.

Notes to this release:

•                  Fiscal Year

Patni follows a January - December fiscal year. The current review covers the financial and operating performance of the Company for the second quarter ended 30 June 2006.

•                  U.S. GAAP

All figures in this release pertain to accounts presented as per U.S. GAAP unless stated otherwise.

•                  Percentage analysis

Any percentage amounts, as set forth in this release, unless otherwise indicated, have been calculated on the basis of the U.S. Dollar amounts derived from our consolidated financial statements prepared in accordance with U.S. GAAP, and not on the basis of any translated Rupee amount. Calculation of percentage amounts on the basis of Rupee amounts may lead to results that are different, in a material way, from those calculated as per U.S. Dollar amounts.

•                  Convenience translation

We have translated the financial data derived from our consolidated financial statements prepared in accordance with U.S. GAAP for each period at the noon buying rate in the City of New York on the last business day of such period for cable transfers in Rupees as certified for customs purposes by the Federal Reserve Bank of New York. The translations should not be considered as a representation that such US Dollar amounts have been, could have been or could be converted into Rupees at any particular rate, the rate stated elsewhere in this document, or at all. Investors are cautioned to not rely on such translated amounts.

Performance synopsis

Prior years’ tax review by IRS and Department of Labor review of Patni’s US operations has resulted in net reversal of additional provisions leading to an increase in gross profit and operating income by approx. US$ 7.0 million and decrease in net income by US$ 19.9 million.

In the second quarter ended June 30, 2006, Patni’s revenues were at US$ 143.0 million (Rs. 6,560.66 million), higher by 31.6% compared to US$ 108.72 million (Rs. 4,730.23 million) in Q2 2005. Gross profit was at US$ 53.69 million (Rs. 2,462.65 million) compared to US$ 37.34 million (Rs. 1,624.74 million). After adjusting for the liabilities arising from IRS and Department of Labor reviews, gross profit for Q2 2006 was at approx. US$ 46.6 million. Operating income and income before income taxes (PBT) reported during the quarter were at US$ 24.21 million (Rs. 1,110.72 million) and US$ 28.29 million (Rs. 1,297.57 million) respectively. After adjusting for the liabilities arising from IRS and Department of Labor reviews, operating income for Q2 2006 was at approx. US$ 17.1 million. Net income was at US$ -3.21 million (Rs. -146.96 million) compared to US$ 14.28 million (Rs. 621.46 million) in Q2 2005. After adjusting for the liabilities arising from IRS and Department of Labor reviews, net income for Q2 2006 was at US$ 16.7 million. Diluted EPS for the quarter was at US$ -0.02 (Rs. -1.07).

Management comments

Commenting on the Q2 2006 performance, Mr. Narendra K Patni, Chairman and CEO, Patni Computer Systems Ltd., said, “Our Q2 performance underscores Patni’s ability to deliver sustained growth by leveraging the advantages of its highly scalable business model. We have delivered revenue growth significantly ahead of our guidance and internal estimates. Margins have been impacted by the annual salary revisions and the re-assessment of our obligations for taxes pertaining to prior years by IRS and a review by Department of Labor. Net income after adjusting for these additional provisions is at US$ 16.7 million ahead of our guidance. Net income for Q2 includes operational efficiency benefits in line with our expectations.

Moving into Q3, we expect revenue growth of 4.5% to 5% and net income in the range of US$ 18 to 18.2 million excluding forex variations and considering a constant dollar value of Rs.45.48 per US$.

Overall, we remain very confident about our business momentum and continue to further expand the focus on driving internal efficiencies for delivering margin expansion.”

Commenting on the performance, Mr. Mrinal Sattawala, Chief Operating Officer, Patni, said, “Patni has delivered close to double digit growth during the quarter through revenue expansion across a diverse segment of its clients, across its focus vertical and technology segments and in most regions globally. This has resulted in further diversification of our revenue streams, a key focus area for us. During Q2, we have made several initiatives, some organic and others in conjunction with our partners, that are expected to accelerate our future growth prospects. Global outsourcers increasingly recognize our strengths in delivering highly robust IT services from a multi-location delivery platform and we expect to leverage this advantage to generate continuing expansion in our operations.”

Speaking on the occasion, Mr. Deepak Sogani, Chief Financial Officer, Patni, added, “In Q2 2006, Patni showed strong revenue growth driven by volume expansion. Annual planned salary revisions implemented across our global operations and the seasonal increase in legal immigration expenses led to a reduction in operating margins. We saw improvements in our operations resulting in better realized prices and higher utilization levels. SG&A also declined as a percentage of revenues and excluding salary revisions saw an absolute reduction of US$ 0.8 million in Q2 2006. We have managed our cost base more efficiently during the quarter and expect to derive further upsides from operating efficiencies in the future. These would supplement the benefits derived from topline growth.”

Corporate developments in Q2 2006

Mrinal Sattawala appointed Chief Operating Officer

Patni has appointed Mrinal Sattawala as its Chief Operating Officer. In this capacity, he has overall responsibility for operations of the business units. The Insurance and Financial Services business units now directly report to Mr. Sattawala. In addition, he will directly hold the responsibility for the sales and regional operations of the Europe and APAC regions, besides overseeing global sales and marketing.

Surjeet Singh appointed Chief Financial Officer

Patni has appointed Surjeet Singh as its Chief Financial Officer w.e.f. 14th August 2006. Surjeet previously headed Mergers & Acquisitions at Patni and continues to hold that responsibility. He previously co-founded Cymbal Corporation and was its CFO prior to its merger with Patni.

Acquired US-based ZAiQ Technologies

Patni announced the acquisition of ZAiQ Technologies, a design and verification company, in Woburn, Mass. Through the transaction, Patni has obtained ZAiQ’s ASIC design capabilities and IP, as well as expertise in FPGA and SoC technologies. The addition of ZAIQ will enable Patni to meet the growing demand for ASIC-based services in vertical markets such as consumer electronics, telecom, computing and wireless.

Launch of LegacyX Solution Framework

Patni launched LegacyX, a new solution framework aimed at helping insurers develop and implement their legacy renewal strategy. It is a comprehensive suite of time-tested methodologies, tools, templates and best practices that provide insurers a low-risk and proven approach to modernizing their legacy environments.

Strategic alliance with Clear Technology,Inc.

Patni has formed a strategic alliance with Clear Technology, Inc., a leading global software solutions company serving the insurance, financial services and healthcare industries. Patni will provide worldwide process consulting and system integration services for Clear Technology’s insurance and financial services solutions.

Strategic alliance with Eagle Investment Systems

Eagle Investment Systems LLC (Eagle) and Patni have entered into a strategic alliance. The two organizations will work together to leverage their technology and capabilities to offer the investment management community an industry-leading spectrum of services and economic advantage from reduced cost of ownership and time-to-market.

Management Discussion & Analysis of Performance

(Figures in US$ million)

		Addl.		Q2 2006
		provisions		(excl. addl.
Particulars	Q2 2006	in Q2 2006*		provisions)	Q1 2006	Q2 2005

Revenues	143.0	—		143.0	129.8	108.7

Gross Profit	53.7	+7.0	(1)	46.6	46.1	37.3

Operating Profit	24.2	+7.0	(1)	17.1	17.6	15.2

PBT	28.3	+7.2	(2)	21.1	18.9	16.6

PAT	(3.2)	-19.9	(3)	16.7	14.4	14.3

* these additional provisions have altered Q2 2006 numbers to the extent mentioned in this column

(1) - due to reversal of payroll taxes for earlier years, net of accrual from DOL review

(2) - impact of 1, net of write-back of interest/penalty for earlier years

(3) - impact of re-assessed corporate taxes for earlier years, net of 2

Revenues

Patni’s Q2 2006 revenues grew by 10.2% sequentially to US$ 143.0 million (Rs. 6,560.7 million) from US$ 129.85 million (Rs. 5,775.53 million) in the preceding quarter. Patni’s revenue growth was driven by volume growth of 7.2% and price increases of about 2.5% . Patni experienced robust growth in most of its focus geographies. Q2 2006 revenues were 31.6% higher than the corresponding quarter last year.

Cost of revenues

Cost of revenues during Q2 2006 was at US$ 86.2 million (Rs. 3,951.70 million) compared to US$ 80.77 million (Rs. 3,592.81 million) in the preceding quarter. This variance was mainly due to:

•                  Annual salary revisions that resulted in higher resource costs - revisions averaged approx. 8% at onsite locations and approx. 17% at offshore centers.

•                  Legal immigration charges increased by approx. US$ 1.5 million during Q2 due to the increased number of L1 and H1 visa applications made during the quarter.

•                  Improved utilization, weaker rupee and higher number of working days resulted in an overall improvement of US$ 3.3 million in the current quarter.

•                  Reversal of employment-related/payroll taxes based on the final liability provision for 2001 & 2002 and reassessment of liability for 2003 & 2004 - leading to reversal of an additional provision of approx. US$ 9.0 million.

•                  Accrual of approx. US$2.0 million for Department of Labor review for 2004 and 2005 for our US operations.

On a corresponding quarter basis, cost of revenues was up 24.7%.

Depreciation on direct assets

In Q2 2006, depreciation on direct assets was higher by 7.0% sequentially at US$ 3.2 million (Rs. 146.3 million) from US$ 2.98 million (Rs. 132.64 million) in Q1 2006. On a corresponding quarter basis, it was higher by 40.2%.

Gross profit

Gross profit was at US$ 53.69 million (Rs. 2,462.65 million) compared to US$ 46.09 million (Rs. 2,050.08 million) in the previous sequential quarter. Compared to the corresponding quarter last year, gross profit was higher by 43.8%. Gross profit for the quarter was higher by approx. US$ 7.0 million due to net reversal of additional provisions. Gross profit adjusted for additional provisions is at US$ 46.6 million.

SG&A expenses

Sales and marketing expenses were higher by 9.9% at US$ 11.02 million (Rs. 505.68 million), compared to US$ 10.03 million (Rs. 446.25 million) in the previous sequential quarter. Current quarter expenses bore the impact of salary revisions and payment of additional sales incentives.

G&A expenses were higher on a sequential basis by 7.4% at US$ 17.10 million (Rs. 784.44 million) compared to US$ 15.92 million (Rs. 708.22 million). Apart from the salary revisions, Patni successfully managed its other indirect expenses to limit the increase in G&A expenses during Q2 2006.

Excluding the impact of salary revisions, SG&A expenses for Q2 2006 reduced by approx. US$ 0.8 million compared to Q1 2006.

On a corresponding quarter basis, sales and marketing expenses were higher by 27.2% while G&A expenses increased by 42.1%.

Depreciation on SG&A assets

In Q2 2006, depreciation on Patni’s SG&A assets was at US$ 1.28 million (Rs. 58.92 million), lower by 5.5% compared to the previous sequential quarter and lower by 9.0% from the corresponding quarter last year.

Provision for doubtful debts

In Q2 2006, there was a provision for doubtful debts amounting to US$ 0.16 million (Rs. 7.39 million) compared to the provision for doubtful debts of US$ 0.13 million (Rs. 5.95 million) in Q1 2006.

Foreign exchange gain/loss

During Q2 2006, Patni recorded a foreign exchange gain of US$ 0.10 million (Rs. 4.50 million) as against a loss of US$ 0.99 million (Rs 44.20 million) reported in Q1 2006. Patni had recorded a foreign exchange gain of US$ 0.15 million (Rs. 6.72 million) in Q2 2005.

Operating income

In Q2 2006, operating income was at US$ 24.21 million (Rs. 1,110.72 million) compared to US$ 17.65 million (Rs. 784.97 million) in the previous sequential quarter. Operating income was up 59.0% compared to the corresponding quarter last year. Operating income was higher by approx. US$ 7.0 million due to the net reversal of provision adjusted in the cost of revenues. Operating income adjusted for additional provisions is at US$ 17.1 million during Q2 2006.

Other income

Other income (including interest and dividend income, net of interest expenses, profit/loss on sale of investments and other income) was at US$ 4.1 million (Rs. 186.85 million) in Q2 2006 compared to US$ 1.23 million (Rs. 54.85 million) in Q1 2006. On a corresponding quarter basis, other income was higher by 191.5%.

Other income in the quarter under review includes the benefit of approx. US$ 0.1 million from the write-back of interest and related expense provisions for prior years. This relates to the reversal of employment-related/payroll taxes recorded in the cost of revenues.

Profit before tax

Patni’s income before income taxes in Q2 2006 was at US$ 28.29 million (Rs. 1,297.57 million) compared to US$ 18.88 million (Rs. 839.82 million) in Q1 2006. On a corresponding basis the income before income taxes in Q2 2006 was higher by 70.1%. PBT has gone up by $7.2 million on account of net reversal of additional provisions.

Income taxes

In Q2 2006, Patni provided US$ 31.49 million (Rs. 1,444.53 million) for income taxes compared to US$ 4.44 million (Rs. 197.34 million) in Q1 2006. This included US$ 27.1 million pertaining to re-assessed corporate taxes for earlier years.

Net income

Net income in Q2 2006 was lower at (-) US$ 3.21 million (Rs. 146.96 million) compared to US$ 14.44 million (Rs. 642.48 million) in Q1 2006. Net income in Q2 2006 was lower by 122.4% compared to the corresponding quarter last year.

Net income in Q2 2006 adjusted for additional provisions is at US$ 16.7 million.

Balance Sheet / Cash Flow perspective

The days’ sales outstanding (DSO) levels were at 64 days in Q2 2006 compared to 56 days in Q1 2006.

At the close of Q2 2006, cash and cash equivalents (including short term investments) were at US$ 271.06 million (Rs. 12,433.30 million) compared to US$ 284.20 million (Rs. 12,641.07 million) at the close of Q1 2006 and US$ 151.06 million (Rs. 6,572.58 million) at the close of Q2 2005. During the quarter under review, US$ 12.66 million was used towards capital expenditure.

Revenue analysis

Top clients

During Q2 2006, Patni’s top client GE contributed 14.5% of revenues compared to 16.5% in Q1 2006. GE revenues during Q2 2006 were sequentially lower by 3.1% compared to Q1 2006. On a corresponding quarter basis, GE revenues were lower by 16.9% as starting Q4 2005 Patni has re-classified its revenues from Genworth, previously a GE Group company, as non-GE business following its sale by GE. Revenues from the top 10 clients (excluding GE) were higher by 12.0% during Q2 2006 compared to the immediately preceding quarter. On a corresponding quarter basis revenues from top 10 clients (excluding GE) expanded by 38.7%.

Revenues from clients outside the top 10 showed a rise of 13.4% compared to Q1 2006 and increased by 52.9% compared to Q2 2005.

Active / million-dollar relationships

The number of million-dollar relationships increased to 64 at the end of Q2 2006 from 61 at the close of Q1 2006 and 50 at the close of Q2 2005.

Client acquisition data

During Q2 2006, 23 new clients were added compared to 20 in Q1 2006 and 19 in Q2 2005. These additions took the number of Patni’s active relationships up to 220 at the end of Q2 2006.

Vertical focus

During the quarter under review, Patni witnessed growth along all major vertical/technology segments. Revenues from telecom, manufacturing, and the ISV practices expanded by 16.7%, 16.0%, and 12.6% respectively compared to Q1 2006. The sequential expansion in Financial Services, Product Engineering and Insurance was 8.3%,7.2% and 6.1% respectively

On a corresponding quarter basis, Patni’s telecom and product engineering technology practice were the outstanding performers, expanding by 76.6% and 86.9% respectively.

Geographical contribution

Patni’s US-based revenues were sequentially higher by 7.5% during Q2 2006. Business in other regions expanded significantly – Europe grew 21.3%, Asia Pacific (ex-Japan) by 115.3% and Rest of the World by 59.4%. Non-US contribution to overall revenues was 19.0% in Q2 2006 compared to 17.0% in Q1 2006 and 14.7% in Q2 2005. Accordingly, U.S. contribution to revenues now stands at 81.0% compared to 85.3% a year back.

Fixed price / T&M contracts

In Q2 2006, revenues from fixed price contracts contributed 36.0% to overall revenues as compared to 37.3% in Q1 2006 and 39.0% in Q2 2005. T&M project revenues expanded by 12.5% on a sequential basis and 38.0% on a corresponding basis, and their contribution to overall revenues has steadily increased.

- ENDS -

About Patni Computer Systems Ltd:

About Patni:

Patni Computer Systems Limited (NYSE: PTI, BSE: PATNI COMPUT, NSE: PATNI) is a leading Indian provider of information technology services. Patni offers its services through industry-focused practices, including insurance, manufacturing, financialservices, and telecommunications, and through technology-focused practices.

Patni’s service lines include application development, application maintenance and support, packaged software implementation, infrastructure management services, product engineering services, business process outsourcing and quality assurance services.

For more information on Patni, please visit www.patni.com.

Attached Results and analysis tables

•                  Consolidated Statement of Income (US$)

•                  Consolidated Statement of Income (INR): based on convenience translation

Details of the schedule of events are as follows:

Earnings Release over the wire services	•	July 31, 2006

Earnings Call Timing	•	5:00-6:00 pm IST (7:30-8.30 am ET, 7.30-8:30 pm Singapore local time) on
Tuesday, August 01 2006

India Toll	•	+91 22 2781 2277/ 6791 7977

Conference ID: 3323296#

Toll free dial-in for	•	US: 877-209-0463
International Participants
	•	UK: 0800-917-4860

	•	Singapore: 800-101-1350

	•	Hong Kong: 800-901-700

	•	Japan: 005-311-60205

	•	US / International Toll number: +1-706-643-0243

India Playback Facility	•	Available from 01 August - 04 August 2006 at:
+91-22-2788 0541/ 6791 7908

Conference ID: 3323296#

Playback Facility for US/	•	Available from 01 August - 03 August 2006 at:
International Participants		US Toll-free: 800-642-1687

International Toll number: 706-645-9291

Audio webcast on	•	Available live and an archive of the event can be accessed till August 15,
www.patni.com		2006.

FOR MORE INFORMATION PLEASE CONTACT:

Indian investors:

Gurpreet Singh, Patni Computer Systems at +91-22-6693 0500; investors@patni.com

Shiv Muttoo, Citigate Dewe Rogerson at +91-22-4007 5000/36; shiv@cdr-india.com

US investors:

Gaurav Agarwal, Patni Computer Systems at +1-617-914-8000; investors@patni.com

11

Safe Harbor:

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, liability for damages on our service contracts, the success of the companies in which Patni has made strategic investments, withdrawal of governmental fiscal incentives, political instability, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. The company does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.

12

PATNI COMPUTER SYSTEMS LIMITED
CONSOLIDATED STATEMENT OF INCOME (US$ ‘000)

	Q2	Q2	Shift	Q1	Shift
Particulars	2006	2005	%	2006	%	2005
Revenues	143,027	108,716	31.6	129,846	10.2	450,332
Cost of revenues	86,150	69,099	24.7	80,774	6.7	278,068
Depreciation	3,190	2,275	40.2	2,982	7.0	10,413
Gross Profit	53,687	37,342	43.8	46,090	16.5	161,851
Sales and marketing expenses	11,024	8,668	27.2	10,033	9.9	36,059
General and administrative expenses	17,101	12,036	42.1	15,922	7.4	49,022
Depreciation	1,284	1,412	(9.0)	1,360	(5.5)	4,800
Provision for doubtful debts and advances	161	(162)	(199.1)	134	20.3	(152)
Foreign exchange (gain) / loss, net	(98)	154	(163.5)	994	(109.9)	1,693
Operating income	24,214	15,233	59.0	17,648	37.2	70,429
Initial public offering related expenses	—	—	—	—	—	—
Other income / (expense), net	4,073	1,397	191.5	1,232	230.5	4,241
Income before income taxes	28,287	16,630	70.1	18,880	49.8	74,670
Income taxes	31,492	2,347	1,241.9	4,437	609.8	13,803
Net income	(3,205)	14,283	(122.4)	14,443	(122.2)	60,867
Earning per share
- Basic	$(0.02)	$0.11		$0.10		$0.48
- Diluted	$(0.02)	$0.11		$0.10		$0.48

•             2 shares = 1 ADS

	Q2	Q2	Q1
Particulars	2006	2005	2006	2005
Exchange rate	45.87	43.51	44.48	44.95
Revenues	6,560,658	4,730,225	5,775,534	20,242,423
Cost of revenues	3,951,697	3,006,518	3,592,810	12,499,165
Depreciation	146,314	98,971	132,644	468,056
Gross Profit	2,462,647	1,624,736	2,050,080	7,275,202
Sales and marketing expenses	505,678	377,162	446,247	1,620,845
General and administrative expenses	784,444	523,714	708,221	2,203,550
Depreciation	58,919	61,443	60,486	215,754
Provision for doubtful debts and advances	7,387	(7,068)	5,953	(6,830)
Foreign exchange (gain) / loss, net	(4,497)	6,719	44,203	76,107
Operating income	1,110,716	662,766	784,970	3,165,777
Initial public offering related expenses	—	—	—	—
Other income / (expense), net	186,850	60,801	54,852	190,623
Income before income taxes	1,297,566	723,567	839,822	3,356,400
Income taxes	1,444,527	102,109	197,339	620,445
Net income	(146,961)	621,458	642,483	2,735,955
Earning per share *
- Basic	(1.07)	4.97	4.66	21.76
- Diluted	(1.07)	4.92	4.61	21.47

•             2 shares = 1 ADS

Patni Computer Systems Limited

Registered Office: S-1A Irani Market Compound, Yerawada , Pune-411006, India

Corporate Office   : Akruti , MIDC Cross Road No 21, Andheri (E) , Mumbai - 400 093

Summary of Consolidated financial results of Patni Computer Systems Limited and its subsidiaries for the quarter and six months ended 30 June 2006, prepared as per US GAAP

USD in thousands except share data

	Quarter ended 30 June		Six months ended 30 June		Year ended 31 December
	2006	2005	2006	2005	2005
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues	143,027	108,716	272,873	208,153	450,332
Cost of revenues	89,340	71,374	173,095	131,563	288,481
Gross profit	53,687	37,342	99,778	76,590	161,851

Selling, general and administrative expenses	29,410	22,117	56,725	42,263	89,881

Provision for doubtful debts and advances	161	(162)	295	(120)	(152)

Foreign exchange (gain) / loss , net	(98)	154	896	(106)	1,693
Operating income	24,214	15,233	41,862	34,553	70,429
Interest and dividend income	2,142	1,096	4,908	1,996	4,190
Interest expense	(3,089)	(138)	(3,865)	(360)	(2,044)
Gain on sale of investments, net	548	14	617	77	1,128
Other income/(expense), net	4,472	425	3,647	348	967
Income before income taxes	28,287	16,630	47,169	36,614	74,670
Income taxes	31,492	2,347	35,928	6,691	13,803
Net Income	(3,205)	14,283	11,241	29,923	60,867
Earning per share
- Basic	$(0.02)	$0.11	$0.08	$0.24	$0.48
- Diluted	$(0.02)	$0.11	$0.08	$0.24	$0.48
Weighted average number of common and redeemable common shares used in computing earnings per share
- Basic	137,889,376	125,078,040	137,853,972	125,048,209	125,736,592
- Diluted	137,889,376	126,417,585	138,700,469	126,625,420	127,457,632
Total assets	591,980	403,051	591,980	403,051	553,886
Cash and cash equivalents	53,027	25,147	53,027	25,147	148,820
Investments in mutual funds	218,028	125,912	218,028	125,912	141,776

Notes

1                  The above financial results have been reviewed under SAS 100 by the Independent Accountants of the Company.

2                  The above statement of financial results were taken on record by the Board of Directors at its meeting held on 31 July 2006.

3                  The consolidated financial statements of Patni Computer Systems Limited and its subsidiaries have been prepared on a consolidated basis in accordance with accounting principles generally accepted in the United States (‘US GAAP’). All significant inter-company transactions have been eliminated on consolidation.

4                  The subsidiaries considered in the consolidated financial statements as at 30 June 2006 are wholly owned subsidiaries, namely Patni Computer Systems Inc. USA, Patni Computer Systems (UK) Ltd., Patni Computer Systems GmbH, The Reference Inc, Patni Telecom Solutions Inc., Patni Telecom Solutions Private Limited, Patni Telecom Solutions (UK) Limited and Cymbal Information Services (Thailand) Ltd.

5                  Previous period figures have been appropriately reclassified to conform to the current period’s presentations.

1

Patni Computer Systems Limited

Registered Office: S-1A Irani Market Compound, Yerawada , Pune-411006, India

Corporate Office   : Akruti , MIDC Cross Road No 21, Andheri (E) , Mumbai - 400 093

Summary of financial statements prepared as per US GAAP - Convenience translation (Unaudited)

Rs. in thousands except share data

	Quarter ended 30 June		Six months ended 30 June		Year ended 31 December
	2006	2005	2006	2005	2005
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Exchange Rate (Rs.)	45.87	43.51	45.87	43.51	44.95

Revenues	6,560,658	4,730,225	12,516,677	9,056,753	20,242,423
Cost of revenues	4,098,011	3,105,489	7,939,885	5,724,317	12,967,221
Gross profit	2,462,647	1,624,736	4,576,792	3,332,436	7,275,202

Selling, general and administrative expenses	1,349,041	962,319	2,601,961	1,838,853	4,040,149

Provision for doubtful debts and advances	7,387	(7,068)	13,526	(5,227)	(6,830)

Foreign exchange (gain) / loss , net	(4,497)	6,719	41,088	(4,606)	76,107
Operating income	1,110,716	662,766	1,920,217	1,503,416	3,165,777
Interest and dividend income	98,269	47,672	225,116	86,828	188,330
Interest expense	(141,682)	(5,995)	(177,278)	(15,673)	(91,878)
Gain on sale of investments, net	25,143	628	28,282	3,344	50,704
Other income/(expense), net	205,120	18,496	167,297	15,161	43,467
Income before income taxes	1,297,566	723,567	2,163,634	1,593,076	3,356,400
Income taxes	1,444,527	102,109	1,648,033	291,113	620,445
Net Income	(146,961)	621,458	515,601	1,301,963	2,735,955
Earning per share
- Basic	(1.07)	4.97	3.74	10.41	21.76
- Diluted	(1.07)	4.92	3.72	10.28	21.47
Total assets	27,154,112	17,536,743	27,154,112	17,536,743	24,897,181
Cash and cash equivalents	2,432,370	1,094,141	2,432,370	1,094,141	6,689,441
Investments in mutual funds	10,000,934	5,478,436	10,000,934	5,478,436	6,372,828

Disclaimer:

We have translated the financial data derived from our consolidated financial statements prepared in accordance with US GAAP for each period at the noon buying rate in the City of New York on the last business day of such period for cable transfers in Rupees as certified for customs purposes by the Federal Reserve Bank of New York. The translations should not be considered as a representation that such US Dollar amounts have been, could have been or could be converted into Rupees at any particular rate, the rate stated above, or at all. Investors are cautioned to not rely on such translated amounts.

By Order of the Board
for Patni Computer Systems Limited

Narendra K. Patni
Chairman and Chief Executive Officer

Boston, U.S.A
31 July 2006

2

Patni Computer Systems Limited

Registered Office: S-1A Irani Market Compound, Yerawada , Pune-411006, India

Corporate Office   : Akruti , MIDC Cross Road No 21, Andheri (E) , Mumbai - 400 093

Audited Consolidated financial results of Patni Computer Systems Limited and its subsidiaries for the quarter and six months ended 30 June 2006, as per Indian GAAP.

Rs. in thousands except share data

	Quarter ended 30 June		Six months ended 30 June		Year ended 31 December
	2006	2005	2006	2005	2005
	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)

Income
Sales and service income	6,490,885	4,742,280	12,240,463	9,079,091	19,869,306
Other income	131,212	70,519	262,576	109,613	381,932
	6,622,097	4,812,799	12,503,039	9,188,704	20,251,238

Expenditure
Personnel costs	3,538,407	2,713,119	6,761,909	5,062,807	11,197,700
Selling, general and administration costs	1,524,254	1,198,562	3,026,751	2,174,063	4,931,281
Depreciation (net of transfer from revaluation reserves)	205,524	160,152	398,145	311,523	678,077
Interest costs	128,655	5,999	173,645	20,448	81,234
	5,396,840	4,077,832	10,360,450	7,568,841	16,888,292

Profit for the period / year before prior period items and taxation	1,225,257	734,967	2,142,589	1,619,863	3,362,946

Prior period items	291,898	—	281,394	—	909,687
Profit for the period before taxation	933,359	734,967	1,861,195	1,619,863	2,453,259
Prior period item relating to provision for tax	414,645	—	418,976	—	(196,413)
Provision for taxation-Fringe benefits	10,450	7,607	22,268	7,607	31,977
Provision for taxation	1,441,503	96,846	1,647,121	302,303	630,602

Profit for the period / year after taxation	(933,239)	630,514	(227,170)	1,309,953	1,987,093
Paid up equity share capital (Rs. per equity share of Rs 2 each)	275,826	250,206	275,826	250,206	275,597

Reserves excluding revaluation reserves					20,962,256

Earnings per share (Rs. per equity share of Rs.2 each)
- Basic	(6.77)	5.04	(1.65)	10.48	15.80
- Diluted	(6.77)	4.99	(1.65)	10.35	15.59

Notes:

1                  The consolidated financial statements of Patni Computer Systems Limited and its subsidiaries are prepared in accordance with the principles and procedures prescribed by AS 21 -  “Consolidated Financial Statements ” issued by the Institute of Chartered Accountants of India for the purpose of preparation and presentation of consolidated financial statements. The financial statements of Patni Computer Systems Limited and its subsidiaries have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances/transactions and resulting unrealized profits in full. Unrealized losses resulting from intra-group transactions have also been eliminated unless cost cannot be recovered in full. The amounts shown in respect of accumulated reserves comprises the amount of the relevant reserves as per the balance sheet of the Parent Company and its share in the post acquisition increase/decrease in the relevant reserves/accumulated deficit of its subsidiaries. Consolidated financials statements are prepared using uniform accounting policies across the Group.

2                  The subsidiaries considered in the consolidated financial statements as at 30 June  2006 are wholly owned subsidiaries, namely Patni Computer Systems Inc. USA, Patni Computer Systems (UK) Ltd., Patni Computer Systems GmbH, The Reference Inc, Patni Telecom Solutions Inc.,Patni Telecom Solutions Private Limited, Patni Telecom Solutions(UK) Limited, Cymbal Information Services(Thailand) Limited.

3                  Paid up equity share capital does not include Rs  3648  (2005 : Nil ) which represents share application money received from employees, on exercise of stock options, pending allotment of shares.

3

Patni Computer Systems Limited
Registered Office: S-1A Irani Market Compound, Yerawada , Pune-411006, India

Corporate Office   : Akruti , MIDC Cross Road No 21, Andheri (E) , Mumbai - 400 093

3                  Segment Information:

As on 30 June 2006 and for the quarter ended

Particulars	Financial services	Insurance services	Manufacturing	Telecom	Independent Software Vendor	Product Engineering Services	Others	Total
For the three months ended 30 June 2006
Sales and service income	1,008,313	1,510,312	1,388,390	1,297,144	263,303	631,990	391,433	6,490,885
For the six months ended 30 June 2006

Sales and service income	1,918,711	2,898,068	2,557,837	2,376,311	493,821	1,208,649	787,067	12,240,463
As as 30 June 2006
Sundry debtors	622,786	859,028	1,055,894	796,862	142,702	497,240	354,729	4,329,241
Cost and estimated earnings in excess of billings	183,440	319,109	227,977	697,472	57,167	91,026	77,813	1,654,004
Billings in excess of cost and estimated earnings	(3,600)	(5,754)	(40,028)	(54,578)	(604)	(12,171)	(5,333)	(122,068)
Advance from customers	876	1,402	2,973	—	2,510	575	792	9,128

As on 30 June 2005 and for the quarter ended

Particulars	Financial services	Insurance services	Manufacturing	Telecom	Independent Software Vendor	Product Engineering Services	Others	Total
For the three months ended 30 June 2005
Sales and service income	724,306	1,335,764	1,070,868	706,759	269,030	329,323	306,230	4,742,280
For the six months ended 30 June 2005

Sales and service income	1,390,917	2,660,584	2,029,455	1,296,780	500,891	593,846	606,618	9,079,091
Balances at 31 December 2005
Sundry debtors	542,835	896,992	960,635	437,789	177,741	166,617	281,019	3,463,628
Cost and estimated earnings in excess of billings	127,558	212,861	286,881	157,791	109,233	165,429	67,121	1,126,874
Billings in excess of cost and estimated earnings	(936)	(15165)	(31500)	—	(3530)	(868)	(3456)	(55455)
Advance from customers	—	—	(877)	—	(1,748)	—	(2,127)	(4,752)

The Group evaluates segment performance and allocates resources based on revenue growth. Revenue in relation to segments is categorized based on items that are individually identifiable to that segment. Costs are not specifically allocable to individual segments as the underlying resources and services are used interchangeably. Fixed assets used in Group’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments.

4

Patni Computer Systems Limited

Registered Office: S-1A Irani Market Compound, Yerawada , Pune-411006, India

Corporate Office   : Akruti , MIDC Cross Road No 21, Andheri (E) , Mumbai - 400 093

Reconciliation of significant differences between Consolidated Net Income determined in accordance with Indian Generally Accepted Accounting Principles (‘Indian GAAP’) and Consolidated Net Income determined in accordance with US Generally Accepted Accounting Principles (‘US GAAP’) (Unaudited)

Rs. in thousands except share data

	Quarter ended 30 June		Six months ended 30 June		Year ended 31 December
	2006	2005	2006	2005	2005

Consolidated net income as per Indian GAAP	(933,239)	630,514	(227,170)	1,309,953	1,987,093
Income taxes	(83,933)	(5,772)	(71,567)	14,989	(52,991)
Fixed assets and depreciation	(546)	(671)	(480)	(7,486)	7,164
Foreign currency differences	145,297	(14,225)	111,309	6,050	51,364
Employee retirement benefits	10,530	24,699	16,436	2,410	(22,082)
ESOP related Compensation Cost	(48,833)	—	(88,545)	—	—
Provision for decline in fair value of investment	115	(20)	115	(1)	28
Others	(5)	(1,668)	122	(1,668)	(1,873)
Business acquisition	(9,904)	(10,255)	(19,571)	(18,479)	(32,754)
Prior period adjustment	774,816	—	774,816	746,661
Total	787,537	(7,912)	722,635	(4,185)	695,517

Consolidated net income as per US GAAP	(145,702)	622,602	495,465	1,305,768	2,682,610

Note:

The consolidated net income as per USGAAP shown in the table above differs from the consolidated net income shown under “Summary of financials statements prepared as per USGAAP - Convenience Translation” for reasons explained below the same table.

5

Patni Computer Systems Limited

Registered Office: S-1A Irani Market Compound, Yerawada , Pune-411006, India

Corporate Office   : Akruti , MIDC Cross Road No 21, Andheri (E) , Mumbai - 400 093

Audited financial results of Patni Computer Systems Limited for the quarter and six months ended 30 June 2006, as per Indian GAAP (Standalone)

Rs. in thousands except share data

	Quarter ended 30 June		Six months ended 30 June		Year ended 31 December
	2006	2005	2006	2005	2005
	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
Income
Sales and service income	2,448,574	2,147,396	4,760,804	4,015,299	8,755,962
Other income	114,837	65,104	223,503	164,940	362,660
	2,563,411	2,212,500	4,984,307	4,180,239	9,118,622
Expenditure
Personnel costs	1,155,260	949,666	2,171,603	1,781,321	3,928,003
Selling, general and administration costs	620,051	445,595	1,184,753	823,294	2,063,700
Depreciation	177,910	143,111	345,082	279,088	600,264
Interest costs	62,277	5,165	89,461	19,614	40,787
	2,015,498	1,543,537	3,790,899	2,903,317	6,632,754

Profit for the period before prior period items and taxation	547,913	668,963	1,193,408	1,276,922	2,485,868
Prior period items	—	—	—	—	43,423
Profit for the period before taxation	547,913	668,963	1,193,408	1,276,922	2,442,445
Provision for taxation (prior periods)	—	—	—	—	113,196
Provision for taxation-Fringe benefits	10,000	7,446	21,500	7,446	30,349
Provision for taxation	709,229	81,959	847,474	182,568	354,771
Profit for the period after taxation	(171,316)	579,558	324,434	1,086,908	1,944,129
Paid up equity share capital (Rs. per equity share of Rs 2 each)	275,826	250,206	275,826	250,206	275,597
Reserves excluding revaluation reserves					20,135,730

Earnings per equity share of Rs 2 each
- Basic	(1.24)	4.63	2.35	8.69	15.46
- Diluted	(1.24)	4.58	2.33	8.58	15.25

Notes

1                  The above statement of financial results were reviewed by the audit committee and approved by the Board of Directors at its adjourned meeting held on 31 July 2006.

2                  Investor complaints for the quarter ended 30 June 2006:

Pending as on 1 April 2006	Received during the quarter	Disposed of during the quarter	Unresolved at the end of the quarter
—	6	6	—

3                  Statement of Utilisation of ADS Funds as of 30 June 2006

	No of shares	Price	Amount
Amount raised through ADS (61,56,250 ADSs @ $20.34 per ADS)	12,312,500	466	5,739,262
Share issue expenses			369,406
Net proceeds			5,369,856

Deployment :
1 Held as short term investments			3,852,500
2 Utilised for Capital expenditure for office facilities			304,538
3 Exchange loss			120,823
4 Bank deposits			1,091,995

Total			5,369,856

4                  Aggregate of Non-Promoter Shareholding

	As of 30 June		As of 31 December
	2006	2005	2005
- Number of Shares	76,320,051	61,110,332	76,205,597
- Percentage of Shareholding	55.34%	48.85%	55.30%

5                  Previous period figures have been appropriately reclassified to conform to the current period’s presentations.

6                  Text of this advertisement was approved by the Board of Directors at the adjourned  meeting held on 31 July 2006.

By Order of the Board
for Patni Computer Systems Limited

Narendra K. Patni
Chairman and Chief Executive Officer
Boston, U.S.A
31 July 2006

6

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PATNI COMPUTER SYSTEMS LIMITED

Dated: July 31, 2006	By:	/s/ ARUN KANAKAL
Arun Kanakal
Company Secretary